UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 VistaCare, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92839Y109
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 16, 2008
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 92839Y109                                           Page 2 of 11 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,305,802
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,305,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,305,802
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 92839Y109                                           Page 3 of 11 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,305,802
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,305,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,305,802
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 92839Y109                                           Page 4 of 11 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,305,802
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,305,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,305,802
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 92839Y109                                           Page 5 of 11 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,305,802
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,305,802
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,305,802
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Item 1.        Security and the Issuer

     This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of VistaCare, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 4800 N. Scottsdale Rd., Suite 5000, Scottsdale, Arizona 85251. This Schedule 13D is being filed in light of the Issuer's Agreement and Plan of Merger as disclosed on the Form 8-K/A that the Issuer filed with the Securities and Exchange Commission on January 16, 2008 describing a potential merger transaction that would have the effect of changing control of the Issuer.

Item 2.        Identity and Background

     (a) This statement is filed by:

          (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Associates");

          (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Associates;

          (iii) SAC Associates with respect to shares of Common Stock directly beneficially owned by SAC Associates; and

          (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management and SAC Associates.

     SAC Capital Advisors, SAC Capital Management, SAC Associates and Mr. Cohen (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902,
(ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and
(iii) SAC Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

     (c) The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Associates, and to control the investing and trading in securities by these private investment funds. The principal business of SAC Associates is to serve as a private investment limited liability company. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management and other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) SAC Capital Advisors and SAC Capital Management are Delaware limited liability companies. SAC Associates is an Anguillan limited liability company. Mr. Cohen is a United States Citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

     The Reporting Persons expended an aggregate of approximately $10,635,133 of its investment capital to purchase the 1,305,802 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Associates in commingled margin accounts, maintained at Goldman Sachs & Co. and Morgan Stanley & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.        Purpose of Transaction.

     The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

     On January 16, 2008, the Issuer filed a Form 8-K/A with the Securities and Exchange Commission (the "Issuer 8-K") stating that it had entered into an Agreement and Plan of Merger with Odyssey HealthCare Holding Company and its wholly-owned subsidiary, OHC Investment, Inc., on January 15, 2008, pursuant to which the subsidiary will commence a tender offer to purchase all of the Issuer's outstanding Common Stock.

     As part of the Reporting Persons' continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer's Board of Directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer, including the proposed transaction, (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives.

     Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate with respect to any or all matters referred to in this Item 4 of Schedule 13D. The Reporting Persons may, from time to time, acquire or cause an affiliate to acquire additional Common Stock or dispose of or cause an affiliate to dispose of some or all of their Common Stock, engage in short-selling or hedging or similar transactions with some or all of their Common Stock, or may continue to hold the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of the Reporting Persons, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4 of Schedule 13D. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

     (a) As of the close of business on January 23, 2008, the Reporting Persons beneficially own an aggregate of 1,305,802 shares of Common Stock, representing approximately 7.7% of the shares of Common Stock outstanding. The percentages used herein are based upon 16,867,692 shares of Common Stock reported to be outstanding as of December 4, 2007 by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 11, 2007.

     SAC Capital Advisors, SAC Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management hold all investment and voting power with respect to securities held by SAC Associates. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen may be deemed to own beneficially 1,305,802 shares of Common Stock (constituting approximately 7.7% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,305,802 shares of Common Stock, constituting 7.7% of such class of securities;

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,305,802 shares of Common Stock, constituting 7.7% of such class of securities;

          (iii) SAC Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,305,802 shares of Common Stock, constituting approximately 7.7% of such class of securities; and

          (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,305,802 shares of Common Stock, constituting approximately 7.7% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the Nasdaq National Market.

     (d) No person other than SAC Capital Advisors, SAC Capital Management, SAC Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Associates.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts. As of the close of business on January 23, 2008, an affiliate of the Reporting Persons, S.A.C. MultiQuant Fund, LLC, currently has short economic exposure to 400 shares of Common Stock on loan from a third party to cover an open short position for the same number of shares.


Item 7.        Material to be filed as Exhibits.

1.  Schedule A - Sixty Day Trading History
2.  Exhibit 99.1 - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2008


                                             S.A.C. CAPITAL ADVISORS, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL MANAGEMENT, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             S.A.C. CAPITAL ASSOCIATES, LLC


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:  /s/ Peter Nussbaum
                                                  ------------------------------
                                                  Name:   Peter Nussbaum
                                                  Title:  Authorized Person

                                   Schedule A

                   SIXTY DAY TRADING HISTORY, VISTACARE, INC.

------------- ---------------------------------- ---------- --------------------

Date          Company Name                          Amount   Price Per Share ($)
------------- ---------------------------------- ---------- --------------------

11/26/2007    S.A.C. MultiQuant Fund, LLC              -91                 7.26
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.29
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                  7.3
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.31
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.33
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC               -9                 7.34
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.41
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.43
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. MultiQuant Fund, LLC             -200                 7.45
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. Capital Associates, LLC         -2200                 7.56
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. Capital Associates, LLC         -2500                 7.65
------------- ---------------------------------- ---------- --------------------
11/26/2007    S.A.C. Capital Associates, LLC         -1000                 7.66
------------- ---------------------------------- ---------- --------------------
11/27/2007    S.A.C. Capital Associates, LLC         -3669                 7.64
------------- ---------------------------------- ---------- --------------------
11/27/2007    S.A.C. Capital Associates, LLC          -431                 7.66
------------- ---------------------------------- ---------- --------------------
11/27/2007    S.A.C. Capital Associates, LLC        -15100                  7.7
------------- ---------------------------------- ---------- --------------------
11/27/2007    S.A.C. Capital Associates, LLC          -800                 7.71
------------- ---------------------------------- ---------- --------------------
11/27/2007    S.A.C. Capital Associates, LLC          -900                 7.72
------------- ---------------------------------- ---------- --------------------
11/28/2007    S.A.C. Capital Associates, LLC           -10                 7.75
------------- ---------------------------------- ---------- --------------------
11/29/2007    S.A.C. Capital Associates, LLC         -8154                 7.75
------------- ---------------------------------- ---------- --------------------
11/29/2007    S.A.C. Capital Associates, LLC         -3405                 7.77
------------- ---------------------------------- ---------- --------------------
11/29/2007    S.A.C. Capital Associates, LLC          -100                 7.79
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
11/30/2007    S.A.C. Capital Associates, LLC          -309                  7.8
------------- ---------------------------------- ---------- --------------------
11/30/2007    S.A.C. Capital Associates, LLC         -3791                 7.82
------------- ---------------------------------- ---------- --------------------
11/30/2007    S.A.C. Capital Associates, LLC          -300                 7.83
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           700                 7.05
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           400                 7.06
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           200                 7.08
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC          2658                 7.09
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           800                  7.1
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC          1100                 7.11
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           200                 7.12
------------- ---------------------------------- ---------- --------------------
22/3/2007     S.A.C. Capital Associates, LLC           164                 7.13
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           200                 7.14
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           800                 7.15
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           500                 7.17
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           300                 7.18
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC          1800                 7.19
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           300                  7.2
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           100                 7.37
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC          4900                  7.4
------------- ---------------------------------- ---------- --------------------
12/3/2007     S.A.C. Capital Associates, LLC           577                 7.52
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. MultiQuant Fund, LLC              100                 7.05
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           347                  7.1
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           200                 7.11
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           103                 7.12
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           100                 7.14
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           700                 7.17
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           100                 7.19
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           300                 7.22
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC           500                 7.23
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC         -3298                 7.33
------------- ---------------------------------- ---------- --------------------
12/4/2007     S.A.C. Capital Associates, LLC         -1055                 7.34
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC           700                 6.84
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC          1200                  6.9
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC          1600                 6.91
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC          1500                 6.94
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC           954                 6.99
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC            44               6.9999
------------- ---------------------------------- ---------- --------------------
12/5/2007     S.A.C. Capital Associates, LLC           883                    7
------------- ---------------------------------- ---------- --------------------
12/6/2007     S.A.C. Capital Associates, LLC          5000                  6.8
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                  6.7
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                 6.74
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                 6.75
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              200                 6.76
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                 6.77
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                 6.78
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              200                 6.79
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              200                  6.8
------------- ---------------------------------- ---------- --------------------
12/7/2007     S.A.C. MultiQuant Fund, LLC              100                 6.85
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           100                 6.54
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           200                 6.55
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           100                 6.58
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           900                  6.6
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           689                 6.88
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           200                  6.9
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           400                 7.01
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC          4600                 7.02
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           300                 7.03
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC           100                 7.04
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC          4600                 7.05
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC        -10500                 7.14
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC          -800                 7.17
------------- ---------------------------------- ---------- --------------------
12/12/2007    S.A.C. Capital Associates, LLC          -600                  7.3
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           200                 7.12
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           100                 7.16
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           100                 7.17
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC          2100                  7.2
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           700                 7.22
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC          1800                 7.23
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           100                 7.32
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           400                 7.34
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           300                 7.38
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           500                 7.41
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           300                 7.49
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC           800                  7.5
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC         -1100                 7.55
------------- ---------------------------------- ---------- --------------------
12/17/2007    S.A.C. Capital Associates, LLC          -200                 7.57
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC          1000                 7.14
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC          1221                 7.15
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           100                 7.16
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC            94                 7.18
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC         18085                 7.19
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           400                 7.24
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           400                 7.25
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           200                 7.26
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           500                 7.27
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC           200                 7.28
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC          2400                 7.29
------------- ---------------------------------- ---------- --------------------
12/18/2007    S.A.C. Capital Associates, LLC          8900                 7.31
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC           100                 7.27
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC           485                 7.52
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC           458                 7.53
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC        -75000                 7.53
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC           242                 7.54
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC           100                 7.57
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC          1326                 7.63
------------- ---------------------------------- ---------- --------------------
12/19/2007    S.A.C. Capital Associates, LLC         -1200                  7.7
------------- ---------------------------------- ---------- --------------------
12/20/2007    S.A.C. Capital Associates, LLC           100                 7.51
------------- ---------------------------------- ---------- --------------------
12/21/2007    S.A.C. Capital Associates, LLC          -900                 7.71
------------- ---------------------------------- ---------- --------------------
12/21/2007    S.A.C. Capital Associates, LLC           100                 7.76
------------- ---------------------------------- ---------- --------------------
12/21/2007    S.A.C. Capital Associates, LLC        -55400                  7.8
------------- ---------------------------------- ---------- --------------------
12/24/2007    S.A.C. MultiQuant Fund, LLC             -100                 7.89
------------- ---------------------------------- ---------- --------------------
12/26/2007    S.A.C. Capital Associates, LLC           100                 7.73
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
12/27/2007    S.A.C. Capital Associates, LLC           100                 7.92
------------- ---------------------------------- ---------- --------------------
12/27/2007    S.A.C. MultiQuant Fund, LLC             -100                 8.13
------------- ---------------------------------- ---------- --------------------
12/27/2007    S.A.C. MultiQuant Fund, LLC             -200                 8.14
------------- ---------------------------------- ---------- --------------------
12/27/2007    S.A.C. MultiQuant Fund, LLC             -100                 8.15
------------- ---------------------------------- ---------- --------------------
12/27/2007    S.A.C. Capital Associates, LLC           100                 8.17
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           200                 7.23
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           500                 7.24
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC          1500                 7.25
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           400                7.255
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           700                 7.26
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           100                 7.27
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC          -400                 7.27
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC          1500                 7.28
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           100                7.285
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           400                 7.29
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC          4600                  7.3
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           600                 7.37
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           300                  7.4
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           100                 7.42
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC          4100                 7.44
------------- ---------------------------------- ---------- --------------------
12/28/2007    S.A.C. Capital Associates, LLC           300                 7.45
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           363                 6.89
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC          2187                  6.9
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           800                 6.95
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           200                 6.98
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC          2600                    7
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           500                 7.04
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC          3300                 7.05
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           400                 7.06
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           400                 7.07
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           700                 7.08
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC          1800                 7.09
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC          1325                  7.1
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           200                 7.12
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           700                 7.15
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           200                 7.17
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           100                 7.18
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           200                  7.2
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           200                 7.25
------------- ---------------------------------- ---------- --------------------
12/31/2007    S.A.C. Capital Associates, LLC           100                 7.32
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC          -100                 7.12
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC          4500                 7.21
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           100                 7.23
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           400                 7.25
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           606                  7.3
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           300                 7.31
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           100                 7.33
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           200                 7.34
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC          2904                 7.36
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           100                 7.39
------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC           200                  7.4
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
01/2/2008     S.A.C. Capital Associates, LLC          -100                 7.41
------------- ---------------------------------- ---------- --------------------
01/3/2008     S.A.C. Capital Associates, LLC          -100                 6.93
------------- ---------------------------------- ---------- --------------------
01/3/2008     S.A.C. Capital Associates, LLC           143                 6.98
------------- ---------------------------------- ---------- --------------------
01/3/2008     S.A.C. Capital Associates, LLC           500                    7
------------- ---------------------------------- ---------- --------------------
01/3/2008     S.A.C. Capital Associates, LLC          -100                 7.04
------------- ---------------------------------- ---------- --------------------
01/3/2008     S.A.C. Capital Associates, LLC          9857                  7.1
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          -100                 7.15
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          -100                 7.19
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          -100                 7.23
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          1200                 7.36
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC           400                 7.37
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          2400                  7.4
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          -100                 7.41
------------- ---------------------------------- ---------- --------------------
01/4/2008     S.A.C. Capital Associates, LLC          -100                  7.5
------------- ---------------------------------- ---------- --------------------
01/7/2008     S.A.C. Capital Associates, LLC          1700                 7.15
------------- ---------------------------------- ---------- --------------------
01/7/2008     S.A.C. Capital Associates, LLC          1200                 7.23
------------- ---------------------------------- ---------- --------------------
01/7/2008     S.A.C. Capital Associates, LLC           990                 7.24
------------- ---------------------------------- ---------- --------------------
01/7/2008     S.A.C. Capital Associates, LLC          3800                 7.25
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC           100                 7.07
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC          3600                 7.09
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC          3000                  7.1
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC           300                 7.11
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC           200                 7.12
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC           100                 7.13
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC           800                 7.14
------------- ---------------------------------- ---------- --------------------
01/9/2008     S.A.C. Capital Associates, LLC         26800                 7.15
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
01/10/2008    S.A.C. Capital Associates, LLC           400                 7.06
------------- ---------------------------------- ---------- --------------------
01/10/2008    S.A.C. Capital Associates, LLC           400                 7.08
------------- ---------------------------------- ---------- --------------------
01/10/2008    S.A.C. Capital Associates, LLC          2800                 7.12
------------- ---------------------------------- ---------- --------------------
01/10/2008    S.A.C. Capital Associates, LLC          -600                 7.49
------------- ---------------------------------- ---------- --------------------
01/01/2008    S.A.C. Capital Associates, LLC           170                 7.18
------------- ---------------------------------- ---------- --------------------
01/01/2008    S.A.C. Capital Associates, LLC         25100                 7.19
------------- ---------------------------------- ---------- --------------------
01/01/2008    S.A.C. Capital Associates, LLC           700                 7.21
------------- ---------------------------------- ---------- --------------------
01/14/2008    S.A.C. Capital Associates, LLC           200                 7.05
------------- ---------------------------------- ---------- --------------------
01/14/2008    S.A.C. Capital Associates, LLC           100                 7.06
------------- ---------------------------------- ---------- --------------------
01/14/2008    S.A.C. Capital Associates, LLC          4632                 7.08
------------- ---------------------------------- ---------- --------------------
01/14/2008    S.A.C. Capital Associates, LLC           400                  7.1
------------- ---------------------------------- ---------- --------------------
01/14/2008    S.A.C. MultiQuant Fund, LLC              100                 7.12
------------- ---------------------------------- ---------- --------------------
01/15/2008    S.A.C. Capital Associates, LLC           199                 7.04
------------- ---------------------------------- ---------- --------------------
01/15/2008    S.A.C. Capital Associates, LLC           799                 7.05
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         25000                 8.29
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         75000                  8.3
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         50000               8.3215
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         50000                 8.35
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         50000                 8.38
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC         60000               8.3997
------------- ---------------------------------- ---------- --------------------
01/16/2008    S.A.C. Capital Associates, LLC        120000                  8.4
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC          2900                 8.26
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC         34972                 8.27
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC          2600               8.2725
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC           200                8.273
------------- ---------------------------------- ---------- --------------------

------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC         16800                8.275
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC          3300               8.2799
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC         59247                 8.28
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC          3881                 8.29
------------- ---------------------------------- ---------- --------------------
01/17/2008    S.A.C. Capital Associates, LLC          1100                  8.3
------------- ---------------------------------- ---------- --------------------
01/23/2008    S.A.C. Capital Associates, LLC          -100                 8.39
------------- ---------------------------------- ---------- --------------------
01/23/2008    S.A.C. Capital Associates, LLC          -100                  8.4
------------- ---------------------------------- ---------- --------------------
01/23/2008    S.A.C. Capital Associates, LLC          2491                 8.41
------------- ---------------------------------- ---------- --------------------